EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)
(Unaudited)

For the Nine Months Ended September 30, 2014
Earnings:
Income before income taxes	$1,260.6
Add: Dividends from affiliates	10.1
Fixed charges	234.5

Total earnings	$1,505.2

Fixed charges:
Interest expense (a)	$135.4
Rent expense interest factor (b)	99.1

Total fixed charges	$234.5

Ratio of earnings to fixed charges	6.42x

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(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.